Mail Stop 4561

October 18, 2007

<u>VIA U.S. MAIL</u>

Lee Horwitz
CFO
Morgan Stanley Spectrum Technical L.P.
Demeter Management Corporation
330 Madison Avenue, 8th Floor
New York, NY 10017

> **Re: Morgan Stanley Spectrum Technical L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 8, 2007**
> **Form 10-Qs for Quarterly Periods Ended March 31, 2007**
> **and June 30, 2007**
> **Filed May 14, 2007 and August 10, 2007, respectively**
> **File No. 000-26338**

Dear Mr. Horwitz:

We have completed our review of the above referenced filings and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief